Financial Investors Trust
1290 Broadway, Suite 1100
Denver, Colorado 80203

June 29, 2015

VIA EDGAR

Mr. Mark A. Cowan
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)
File Nos. 33-72424, 811-8194

Dear Mr. Cowan:

Concurrently with this correspondence, the Registrant has filed Post-Effective Amendment No. 148 (“PEA 148”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”) and Post-Effective Amendment No. 149 under the Investment Company Act of 1940, as amended.

Among other reasons, PEA 148 is being filed to update the Registrant’s disclosures in Post-Effective Amendment No. 142 filed on April 15, 2015 (“PEA 142”), which included a prospectus and statement of additional information for each of the Grandeur Peak Global Stalwarts Fund (the “Global Fund”), the Grandeur Peak International Stalwarts Fund (“International Fund”) and the Grandeur Peak Global Micro Cap Fund (“Micro Cap Fund”) (collectively, the “Funds”).

PEA 148 includes: (i) changes to PEA 142 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on April 30, 2015; (ii) certain other non-material information not previously included in PEA 142; and (iii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on April 30, 2015 to PEA 142, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 148.

STAFF COMMENTS: GENERAL

1.	Staff Comment: Please include a Tandy representation with any correspondence filed as a response to these Staff comments.

Registrant’s Response:   The Registrant directs the Staff to the representations made at the close of this letter.

2.	Staff Comment: Please include ticker symbols for all Funds.

Registrant’s Response:   Comment complied with.

STAFF COMMENTS: PROSPECTUS

3.	Staff Comment: In the Portfolio Turnover section for each Fund, insert the statement, “Because the fund has not commenced operations, it does not have a portfolio turnover rate to provide.”

Registrant’s Response:   Comment complied with.

4.	Staff Comment: Please clarify the meaning of, “Guardian Portfolio Manager.”

Registrant’s Response:   Comment complied with. An explanation of the role of the Guardian Portfolio Manager has been added to the Portfolio Managers section of the prospectus.

5.
Staff Comment:   With respect to the disclosure in each of the Fund’s principal investment strategies, which states that the respective Fund’s assets will be invested in equity securities, “including common stock, preferred stock, securities convertible into common stock, warrants, and rights,” please consider whether principal risk disclosure is required regarding investments in common stock, preferred stock, securities convertible into common stock, warrants, and rights.

Registrant’s Response:   The Registrant confirms that the Fund’s assets will be invested primarily in common stocks. The Registrant further confirms that the Fund’s assets will not be invested in preferred stock, securities convertible into common stock, warrants, and rights at significant levels and that therefore, no additional principal risk disclosure is necessary.

6.
Staff Comment:  The disclosure regarding the Funds’ respective principal investment strategies and principal risks in response to Item 9 of Form N-1A is duplicative of the information provided in the summary section for each Fund. Consider removing the repeated disclosure in Item 9.

Registrant’s Response: The Registrant has streamlined the disclosure provided in the summary section for each Fund.

7.
Staff Comment:  Please consider adding foreign market risk disclosure to each Fund’s summary prospectus, consistent with the indication on page 14 of the prospectus that this is a principal risk for each Fund.

Registrant Response:  The Registrant notes that foreign securities risk is currently disclosed as a principal risk for each Fund. The Registrant has edited the foreign securities risk and believes that, as modified, it addresses the risk disclosed by the foreign market risk language. In the interest of streamlined disclosure, the Registrant has deleted the reference to foreign market risk on page 14 of the prospectus.

8.	Staff Comment: Please consider deleting information regarding Ms. Sunderland’s childhood investments and real estate purchases. Alternatively, please verify this information.

Registrant: Comment complied with. This language has been deleted.

9.
Staff Comment:  With regard to the statement under “Redemptions In-Kind” that, “[a] shareholder may pay brokerage charges on the sale of any securities received as a result of a redemption in-kind,” please clarify that such securities are subject to market risk until the securities can be disposed of.

Registrant: Comment complied with.  The Registrant has updated the quoted sentence to reflect the recommended revisions.

10.
Staff Comment:  Within the section titled, “Share Transactions,” under the heading, “Small Account Balances/Mandatory Redemptions,” please disclose any notice provided to shareholders in advance of redemption that would be applicable in connection with Section 22 of the Investment Company Act of 1940.

Registrant: Comment complied with. The Registrant has added disclosure to clarify that shareholders will receive notice and the opportunity to add to their accounts in advance of any mandatory redemption.

11.
Staff Comment:   Please consider whether the principal risk disclosure regarding emerging markets for each of the Global Fund and International Fund should also refer to frontier markets, consistent with similar risk disclosure for the Micro Cap Fund.

Registrant’s Response:   The Registrant confirms that the principal risk disclosure regarding emerging markets for each of the Global Fund and International Fund has been revised to clarify that the risk is applicable to both emerging and frontier markets.

12.
Staff Comment:   The Micro Cap Fund includes principal risk disclosure regarding foreign tax risk, transaction costs risk, currency risk and political and economic risk and regulatory risk. Please consider whether these risks are also applicable to the Global Fund and the International Fund.

Registrant’s Response:   Comment complied with. The suggested risk disclosure has been added to the principal risk section for each of the Global Fund and the International Fund.

13.
Staff Comment:   In light of the language in the International Fund’s principal investment strategies referring to investments in growth companies that have an “appealing valuation,” please consider whether to include principal risk disclosure regarding value investing.

Registrant’s Response:   The Registrant confirms that principal risk disclosure regarding value investing has been included for the International Fund.

14.	Staff Comment: Please clarify that “assets,” as discussed in the second paragraph of the Micro Cap Fund’s principal investment strategies, refers to net assets plus the amount of any borrowings.

Registrant’s Response:   Comment complied with. The Registrant has added clarifying language to the second paragraph of the Micro Cap Fund’s principal investment strategies.

15.
Staff Comment:   The Micro Cap Fund’s principal investment strategies state that the Fund’s assets will be invested in equity securities of companies with market capitalizations of less than $1 billion at the time of purchase.  Please consider whether a $1 billion threshold is appropriate for a “micro cap” fund, rather than a lower threshold.

Registrant’s Response:   The Registrant respectfully confirms that the $1 billion market capitalization threshold is appropriate. The Registrant notes that although the Fund’s assets will generally be invested in equity securities of companies with market capitalizations significantly below $1 billion, the $1 billion threshold is intended to guard against a forced sale of Fund investments triggered by a company’s growth. The Registrant also notes that this threshold is consistent with the definition of “micro cap” used by certain peer funds and relevant indices. As an example, the Registrant refers the staff to the prospectuses for the Wasatch Micro Cap Fund and Wasatch Micro Cap Value Fund (File No. 811-04920), each of which states, “The Fund considers a company to be a micro-capitalization company if its market capitalization, at the time of purchase, is less than the larger of $1.5 billion or the market capitalization of the largest company in the Russell Microcap Index as of its most recent reconstitution date.”

STAFF COMMENTS: STATEMENT OF ADDITIONAL INFORMATION

16.	Staff Comment: With respect to the disclosure regarding reverse repurchase agreements on page 19 of the statement of additional information, please note that leveraging is a related risk.

Registrant’s Response:   Comment complied with.

17.
Staff Comment: In the section of the Statement of Additional Information entitled “Fund Restrictions and Policies,” please revise the disclosure in the first Items 6 and 7, regarding borrowing and issuing senior securities, to specify explicit limits, rather than incorporating by reference the limits imposed by the Investment Company Act of 1940.

Registrant’s Response:   The Registrant respectfully declines to incorporate the requested revisions, as it believes the level of detail in the current limitations is adequately responsive to Form N-1A Item 16 instructions. The Registrant also notes that the current language is intended to address the possibility that there may be relevant amendments to the Investment Company Act of 1940 in the future.

18.
Staff Comment: On page 47 of the Statement of Additional Information, under the heading, “Leadership Structure and Oversight Responsibilities,” please describe the role of the lead Independent Trustee with regard to the Board of Trustees.

Registrant’s Response: Comment complied with. Additional language has been added to state that the lead Independent Trustee is responsible for chairing any meetings of the Independent Trustees.

* * *
The Registrant hereby acknowledges that:

• should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me at 720.917.0864.

Very truly yours, /s/ David T. Buhler David T. Buhler, Esq. Secretary of Financial Investors Trust

cc:
Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP